FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Endeavour Silver Corp. ("Endeavour" or the "Company")

Suite 1130, 609 Granville Street

Vancouver, British Columbia

Canada V7Y 1G5

Item 2: Date of Material Changes

December 1, 2025 and December 4, 2025

Item 3: News Release

News releases were disseminated on December 1, 2025 and December 4, 2025 through GlobeNewswire. Copies of each have been filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4: Summary of Material Change

On December 1, 2025, the Company announced a US$300 million aggregate principal amount of unsecured convertible senior notes due 2031 (the "Notes") pursuant to private placement exemptions (the "Offering"). The terms of the Offering included an option (the "Option") granted to purchasers to purchase up to an additional US$45 million aggregate principal amount of Notes.

Subsequently on December 1, 2025, the Company announced pricing of the Offering. The final terms of the Offering increased the Option to US$50 million, which increased the total aggregate principal amount to US$350 million, if the Option is exercised in full.

On December 4, 2025, the Company closed the Offering of US$350.0 million aggregate principal amount of Notes, which included the exercise in full of the US$50 million Option.

Item 5: Full Description of Material Change

Item 5.1  Full Description of Material Change

The Company announced the Offering on December 1, 2025. Subsequently on December 1, 2025, the Company announced that it had priced the Offering and increased the Option to US$50 million.  The Company announced on December 4, 2025 that it had closed the Offering in an aggregate principal amount of US$350 million, which included exercise in full of the Option.

The Company intends to use the net proceeds of the Offering to repay its senior secured debt facility with ING Capital LLC (together with ING Bank N.V.) and Societe Generale, to fund the advancement of its Pitarrilla project located in Durango State, Mexico and for general corporate purposes, including strategic opportunities.

The Notes bear a cash interest semi-annually at a rate of 0.25% per annum. The initial conversion rate for the Notes is 80.2890 common shares of the Company (the "Shares") per US$1,000 principal amount of Notes, equivalent to a conversion price of approximately US$12.4550 per Share. The conversion rate represents a premium of approximately 32.5% relative to the closing sale price of the Shares on the New York Stock Exchange on December 1, 2025 and is subject to adjustment in certain events. The Notes will be redeemable by Endeavour at its option in certain circumstances. Holders will have the right to require Endeavour to repurchase their Notes upon the occurrence of certain events.

The Notes and the Shares issuable upon the conversion thereof have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), registered under any state securities laws, or qualified by a prospectus in Canada. The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act. The Notes were offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) in the United States and outside of the United States in accordance with the requirements of Regulation S under the Securities Act. The Notes may not be offered or sold in Canada except pursuant to exemptions from the prospectus requirements of applicable Canadian provincial and territorial securities laws.

Item 5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Elizabeth Senez

Chief Financial Officer

Tel: 236-558-7168

Item 9: Date of Report

December 10, 2025.